Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Post-Effective Amendment No. 1 to this Registration Statement (Form S-3 No. 333-198523) and related Prospectus of WPX Energy Inc. for the registration of common stock, preferred stock, and debt securities and to the incorporation by reference therein of our reports dated February 26, 2015, with respect to the consolidated financial statements and schedule of WPX Energy Inc., and the effectiveness of internal control over financial reporting of WPX Energy, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tulsa, Oklahoma

July 14, 2015